UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-35149

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN
(Exact name of registrant as specified in its charter)

8735 Henderson Road, Renaissance One
Tampa, Florida 33634
(813) 290-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Benefits in Universal American Corp. Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3 (b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0*

*As a result of the merger of Wind Merger Sub, Inc., an indirect wholly-owned subsidiary of WellCare Health Plans, Inc., with and into Universal American Corp. (the “UAM”), the Universal American Corp. 401(k) Plan (the “Plan”) is no longer open to new investment in UAM stock Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, UNIVERSAL AMERICAN CORP. 401(k) PLAN has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNIVERSAL AMERICAN CORP. 401(k) PLAN

Dated: June 19, 2017	By:	/s/ David Monroe
Name: David Monroe
Title: Chief Accounting Officer, Universal American Corp., Plan Administrator

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